Filed Pursuant to Rule 433

Registration No. 333-169900

Dated: December 15, 2011

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated December 15, 2011 to the Prospectus dated October 13, 2010.

Issuer:	JPMorgan Chase & Co.
Security:	5.400% Notes due 2042
Ratings*:	Aa3/A/AA-
Currency:	USD
Size:	$1,250,000,000
Security Type:	SEC Registered Senior Notes
Maturity:	January 6, 2042
Coupon:	5.400%
Payment Frequency:	Semi-Annually
Day Count Convention:	30/360
Benchmark Treasury:	3.750% US Treasury due 08/41
Spread to Benchmark Treasury:	+250 basis points
Benchmark Treasury Yield:	2.911%
Price to Public:	99.835% of face amount
Yield to maturity:	5.411%
Proceeds (Before Expenses) to Issuer:	$1,237,000,000 (98.960%)
Interest Payment Dates:	January 6 and July 6 of each year, commencing July 6, 2012
Business Day:	New York and London
Trade Date:	December 15, 2011
Settlement Date:	December 22, 2011 (T+5)
Denominations	$2,000 x $1,000
CUSIP/ISIN:	48126BAA1 / US48126BAA17
Sole Bookrunner:	J.P. Morgan Securities LLC
Co-Managers:

BMO Capital Markets Corp.

Fifth Third Securities, Inc.

KeyBanc Capital Markets Inc.

RBC Capital Markets, LLC

Drexel Hamilton, LLC

Lebenthal & Co., LLC

Samuel A. Ramirez & Co., Inc.

The Williams Capital Group, L.P.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Settlement Period: The closing will occur on December 22, 2011, which will be more than three U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in three business days, unless the parties to a trade expressly agree otherwise.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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